UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Geospace Technologies Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37364X109
(CUSIP Number)
December 31, 2018

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
[x] Rule 13d-1(c)
☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 213,959 common shares (1.6%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 213,959
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 213,959; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.6%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 453,618 common shares (3.3%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 453,618
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 453,618; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 3.3%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person PN

1.	names of Reporting Persons The DIII Offshore Fund, L.P.
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 33,629 common shares (less than 1%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 33,629
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 33,629; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, less than 1%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person PN

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 701,206 common shares (5.2%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 701,206
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 701,206; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.2%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person CO

1.	names of Reporting Persons Nierenberg Investment Management Offshore, Inc.
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 33,629 common shares (less than 1%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 33,629
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 33,629; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, less than 1%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person CO

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a)[x] (b)☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 701,206 common shares (5.2%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 701,206
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 701,206; for all reporting persons as a group, 701,206 shares (5.2%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.2%; for all reporting persons as a group, 5.2%
12.	type of Reporting Person IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2018.
Item 1.
(a)	Name of Issuer:
Geospace Technologies Corp. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:
7007 Pinemont Dr, Houston TX 77040
Item 2.
(a), (c)	Name of Person Filing and Citizenship:
The names of the persons filing this Schedule 13G (collectively, the “Reporting Persons”) are:
•	The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”);
•	The D3 Family Bulldog Fund, L.P., a Washington limited partnership (the “Bulldog Fund”);
•	The DIII Offshore Fund, L.P., a Bahamas limited partnership (the “Offshore Fund”);
•	Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of the Family Fund and the Bulldog Fund;
•	Nierenberg Investment Management Offshore, Inc. (“NIMO”), which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the Offshore Fund;
•	David Nierenberg, a United States citizen (“Mr. Nierenberg”), who is the President of each of the two general partners.
NIMCO and Mr. Nierenberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Family Fund, the Bulldog Fund and the Offshore Fund.  NIMO may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Offshore Fund.
As further described in Item 5 below, the Offshore Fund was dissolved as of December 31, 2018.
(b)	Address of Principal Business Office or, if None, Residence:
The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington  98607.

(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 37364X109
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____.
If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.	Ownership.
(a), (b)   Amount beneficially owned; Percent of Class:
(i) The Family Fund individually beneficially owns 213,959 shares of Common Stock, constituting approximately 1.6% of all of the outstanding shares of Common Stock based on 13,600,541 shares of Common Stock outstanding as of October 31, 2018 as set forth in the Form 10-Q filed by the Issuer on November 16, 2018.

(ii) The Bulldog Fund individually beneficially owns 453,6181 shares of Common Stock, constituting approximately 3.3% of all of the outstanding shares of Common Stock.
(iii) The Offshore Fund individually beneficially owns 33,629 shares of Common Stock, constituting less than 1% of all of the outstanding shares of Common Stock. As described in Item 2 above, the Offshore Fund was dissolved effective as of December 31, 2018.2
(iv) NIMCO may be deemed to be the beneficial owner of the 701,206 shares of Common Stock owned by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 5.2% of all of the outstanding shares of Common Stock.3
(v) NIMO may be deemed to be the beneficial owner of the 33,629 shares of Common Stock owned by the Offshore Fund, constituting less than 1% of all of the outstanding shares of Common Stock.4
(vii)       Mr. Nierenberg may be deemed to be the beneficial owner of the 701,206 shares of Common Stock beneficially owned by NIMCO and NIMO, constituting approximately 5.2% of all of the outstanding shares of Common Stock.
(viii)      The Reporting Persons, in the aggregate, beneficially own 701,206 Shares, constituting approximately 5.2% of the outstanding shares of Common Stock.
(c)         Number of shares as to which such person has:
(i), (iii) None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock.
(ii), (iv) The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 213,959 shares of Common Stock held by the Family Fund.

1 As described further below, as of January 2, 2018 in connection with the dissolution process of The Offshore Fund, The Bulldog Fund received 13,991 shares of Common Stock from The Offshore Fund and may be deemed to be the beneficial owner of 467,609 share of Common Stock, constituting approximately 3.4% of the outstanding shares of Common Stock.
2 As part of the dissolution process, the Offshore Fund transferred 13,991 shares of Common Stock to The Bulldog Fund effective January 2, 2018. In connection with the dissolution process The Offshore Fund will transfer its remaining shares to a separate account managed by NIMCO. After completion of the dissolution process the Reporting Persons’ aggregate holdings will not change.
3 As part of the dissolution process, The Offshore Fund will transfer its remaining 19,638 shares to a separate account managed by NIMCO. After completion of the dissolution process, NIMCO’s aggregate holdings will not change.
4 After completion of the dissolution process, NIMO may no longer be deemed a beneficial owner shares of Common Stock.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 453,618 shares of Common Stock held by the Bulldog Fund.
The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 33,629 shares of Common Stock held by the Offshore Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated August 30, 2013 pursuant to which all of the Reporting Persons have authorized the filings under Regulation 13D-G and amendments thereto as a group.
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. and D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
February 8, 2019	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
February 8, 2019	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
February 8, 2019	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
February 8, 2019	By: /s/ David Nierenberg David Nierenberg, President
February 8, 2019	/s/ David Nierenberg David Nierenberg